                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended     December 31, 1997
                                     -----------------------

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to _______________


Commission File Number      1-9684
                       ----------------


         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
--------------------------------------------------------------------------------
                             (Full title of plan)


                         CHART HOUSE ENTERPRISES, INC.
--------------------------------------------------------------------------------
           (Name of issuer of securities held pursuant to the plan)


            640 North LaSalle Street, Suite 295, Chicago, IL 60610
--------------------------------------------------------------------------------
       (Address of principal executive offices of issuer of securities)

                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         CHART HOUSE ENTERPRISES, INC.
                                         CORPORATE EMPLOYEES 401(k) PLAN

                                         By:  The 401(k) Plan Committee


Date:  June 12, 1998                     /s/ LEWIS M. JACKSON
                                         ____________________________________
                                         Lewis M. Jackson
                                         Chairman


                                         /s/ JOHN L. ANDERSON
                                         ____________________________________
                                         John L. Anderson
                                         Member


                                         /s/ CANDACE R. FORSYTHE
                                         ____________________________________
                                         Candace R. Forsythe
                                         Member


                                         /s/ KEITH L. HINDENLANG
                                         ____________________________________
                                         Keith L. Hindenlang
                                         Member


                                         /s/ SUSAN M. MORLOCK
                                         ____________________________________
                                         Susan M. Morlock
                                         Member


                                         /s/ WILLIAM M. SULLIVAN
                                         ____________________________________
                                         William M. Sullivan
                                         Member

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN

                          FINANCIAL STATEMENTS AS OF

                          DECEMBER 31, 1997 AND 1996

                        TOGETHER WITH AUDITORS' REPORT

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------


To Chart House Enterprises, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chart House Enterprises, Inc. Corporate Employees 401(k) Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.


                                      ARTHUR ANDERSEN LLP

San Diego, California
May 15, 1998

CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31, 1997 and 1996

                                                    1997         1996
                                                 ----------   ----------

Cash                                             $      125   $    1,377
                                                 ----------   ----------

Receivable from Trustee                             134,360       10,098
                                                 ----------   ----------

                                                    134,485       11,475
                                                 ----------   ----------

Investments, at Market Value:
       Total Investment in Master Trust           5,844,312    4,813,264
                                                 ----------   ----------

       Total Assets                               5,978,797    4,824,739

Less - Excess Contributions Payable                 (45,898)     (23,165)
       Non-Allocable Forfeitures                    (20,160)     (15,328)
       Overdeposit of Contribution                  (30,157)     (18,528)
                                                 ----------   ----------

Net Assets Available for Plan Benefits           $5,882,582   $4,767,718
                                                 ==========   ==========

       The accompanying notes are an integral part of these statements.

CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1997 and 1996

                                                                     1997          1996
                                                                 -----------    ------------

Net Assets Available for Plan Benefits at Beginning of Year      $ 4,767,718     $ 6,247,758
                                                                 -----------     -----------

Transfer to Chart House Enterprises, Inc. Restaurant
  Employees 401(k) Plan (see Note 1)                                       -      (1,523,602)
                                                                 -----------     -----------

Receivable from Trustee                                                5,254          10,098
Contributions -
  Company                                                            269,785         173,953
  Participant                                                      1,281,543       1,013,782
                                                                 -----------     -----------

                                                                   1,556,582       1,197,833
                                                                 -----------     -----------

Dividend Income and Capital Gain Distributions                       140,502         115,005
Net Appreciation in Fair Value from Master
  Trust Investments                                                  670,977         122,366
                                                                 -----------     -----------

                                                                     811,479         237,371
                                                                 -----------     -----------

Net Transfer of Funds                                                      -               -
                                                                 -----------     -----------

Distributions from Termination, Withdrawals and Excess
  Contributions                                                   (1,240,040)     (1,361,596)
                                                                 -----------     -----------

Non-Allocable Forfeitures                                            (13,157)        (30,046)
                                                                 -----------     -----------

   Net Increase (Decrease)                                         1,114,864      (1,480,040)
                                                                 -----------     -----------

Net Assets Available for Plan Benefits at End of Year            $ 5,882,582     $ 4,767,718
                                                                 ===========     ===========

       The accompanying notes are an integral part of these statements.

         CHART HOUSE ENTERPRISES, INC. CORPORATE EMPLOYEES 401(k) PLAN
         -------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                          DECEMBER 31, 1997 AND 1996
                          --------------------------


(1)  PLAN DESCRIPTION
     ----------------

Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. 401(k) (formerly "Thrift") Plan (the "Plan") effective January 1, 1986. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by William Mercer Incorporated (the "Administrator") and all plan investments are held by SBS Trust Company, a division of Smith Barney Shearson Company (the "Trustee"). Participation in the Plan is available to substantially all Corporate employees with a job title classification A01 through E60, who have completed at least one year and 1,000 hours of service and who have reached the age of 21.

Effective January 1, 1996, the Plan was amended and assets for Restaurant employees with job classification titles from J01 through J99 were spun off and transferred to the Chart House Enterprises, Inc. Restaurant Employees 401(k) Plan.

Contributions to the Plan are made by the participants and are matched by the Company. Participants may contribute from 1% to 10% of their gross pay. The Company will make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed 2.5% of employees' earnings or $1,250 for the Plan year, whichever is less, and will make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution, not to exceed $1,250 or 1.25% of earnings, whichever is less, if the Company meets or exceeds targeted results of operations, as determined by the Board of Directors. Participant contributions are invested by the Plan's trustee in one or more specified funds (see Note 2) as designated by each participant. Company contributions are invested based upon the participant's election to their investment account.

Participants are immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon (the "Employer Accounts") is based on years of service. A participant vests at the rate of 20% per year and becomes fully vested after five years of service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Each participant's account is credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of non-vested amounts are to be used solely to offset future Company matching contributions.

Upon termination of service due to retirement or disability, a participant may elect to receive distribution of benefits in either a lump sum or partial payments, with remaining balance distributed at the end of the quarter. If the termination of services is for any other reason, distribution of benefits will be made in a lump sum payment. Participants may apply for hardship distributions under certain circumstances.

The Company reserves the right to amend or terminate the Plan at any time. In the event of termination of the Plan, the value of each participant's account will become fully vested and non-forfeitable. In no event may the assets of the Plan revert to the Company.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Description and Valuation of Investments
----------------------------------------

Investment funds available to the participants include (1) an equity fund (managed by Provident Investment Council) which invests primarily in equity securities with emphasis on capital appreciation; (2) a balanced fund (managed by Value Line Asset Management) which invests in both common stocks and higher quality fixed-income securities with equal emphasis on current income and capital appreciation; (3) an income fund (managed by Howe & Rusling Investment Management) which invests in high quality debt securities with emphasis on current income; (4) a money market fund (managed by Boston Safe Deposit and Trust Company), which invests in short-term U.S. Government Securities with emphasis on current income to the extent consistent with preservation of capital; and (5) the Company stock fund.

Plan investments are held by SBS Trust Company (a division of Smith Barney Shearson Company) under a trust agreement effective July 1, 1993. Investments in securities are valued at their quoted market prices.

Master Trust Allocation
-----------------------

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan. The Plan's interest in the assets of the Master Trust is included in the accompanying statements of net assets available for plan benefits. A summary of the net assets of the Master Trust as of December 31, 1997 and 1996 is as follows:

                                                    1997             1996
                                                ------------     ------------

Investments, at Market Value:
  Equity Account                                 $2,957,197       $2,296,609
  Balanced Account                                2,217,987        1,686,413
  Income Account                                    503,030          465,498
  Money Market Account                              906,963        1,001,660
  Company Stock                                   1,030,752          882,151
  Contribution and Disbursement                        (195)           4,500
                                                 ----------       ----------
                                                  7,615,734        6,336,831
Receivables                                         205,648           11,475
Liabilities                                        (156,196)         (65,105)
                                                 ----------       ----------

Net Assets of the Master Trust                   $7,665,186       $6,283,201
                                                 ==========       ==========

Allocations of the net assets of the Master Trust to participating plans as of December 31, 1997 and 1996 is as follows:

                                                1997                 1996
                                        -------------------  -------------------
                                          Amount    Percent    Amount    Percent
                                        ----------  -------  ----------  -------
   Chart House Enterprises, Inc.
    Corporate Employees 401(k) Plan     $5,882,582   76.74   $4,767,718    75.88

   Chart House Enterprises, Inc.
    Restaurant Employees 401(k) Plan     1,782,604   23.26    1,515,483    24.12
                                        ----------  ------   ----------  -------

                                        $7,665,186  100.00   $6,283,201   100.00
                                        ==========  ======   ==========  =======

Income from the Master Trust allocated to the participating plans for the years ended December 31, 1997 and 1996 is as follows:

                                                        1997        1996
                                                     ----------   --------

   Interest Income                                   $   50,382   $  1,623
   Income on Equity Account                              23,877     20,158
   Income on Balanced Account                            33,736     31,894
   Income on Income Account                              33,370     36,948
   Income on Money Market Account                        40,985     38,592
   Income on Common Stock Account                           337        453
   Income on Contribution and Disbursement Account          402        443
   Net Appreciation in Fair Value of Investments        820,514    138,434
                                                     ----------   --------

     Net Investment Income                           $1,003,603   $268,545
                                                     ==========   ========

The net appreciation in the fair value of investments in the Master Trust by major investment category for the years ended December 31, 1997 and 1996 is as follows:

                                                       1997       1996
                                                     --------   ---------

   Equity Account                                    $251,178   $ 384,114
   Balanced Account                                   301,410     226,977
   Income Account                                       7,912     (32,320)
   Money Market Account                                     -      11,071
   Common Stock Account                               259,884    (443,534)
   Contribution and Disbursement Account                  130      (7,874)
                                                     --------   ---------

   Net Appreciation in Fair Value of Investments     $820,514   $ 138,434
                                                     ========   =========

Income Tax Status
-----------------

The Plan obtained its last determination letter from the Internal Revenue Service on June 26, 1995. At that time the Plan was deemed to be designed to satisfy the qualification requirements, and consequently the related trust appeared to satisfy the tax exempt requirement of the Internal Revenue Code.
The Plan administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the qualification requirements of the Internal Revenue Code, and the related trust was tax exempt as of the financial statement date.

Distributions Due to Terminated Participants
--------------------------------------------

Account balances for participants that have terminated but have yet to be paid as of the end of the year have been included in the net assets available for plan benefits. This amount will be presented as a distribution in the statement of changes in net assets available for plan benefits when actually paid. At December 31, 1997 this amount totalled $4,324.


(3)  ADMINISTRATIVE EXPENSES
     -----------------------

The Plan's administrative expenses are paid by the Company. These expenses include, but are not limited to, trustee, legal and accounting fees. Transaction related costs, such as commissions, are deducted from proceeds at the time of the transaction.


(4)  PARTY-IN-INTEREST AND REPORTABLE TRANSACTIONS
     ---------------------------------------------

No prohibited transactions with "parties-in-interest", as defined under ERISA, occurred during 1997.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------

     As independent public accountants, we hereby consent to the incorporation of our report included in this Annual Report on Form 11-K for the Chart House Enterprises, Inc. Corporate Employee 401(k) Plan into the Chart House Enterprises Inc.'s previously filed Registration Statement File No. 33-34947 for the Plan.


                                         ARTHUR ANDERSEN LLP


San Diego, California
June 24, 1998